**Confidential Treatment Requested	James F. Fulton, Jr.
by Veraz Networks, Inc. with respect
to information identified herein	T: (650) 843-5103
fultonjf@cooley.com
December 16, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are electronically transmitting a conformed copy of Veraz’s Amendment No. 1 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on October 20, 2006. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.
Amendment No. 1 is being filed in response to your letter dated November 16, 2006, setting forth the Staff’s comments regarding the registration statement. In addition, Amendment No. 1 contains financial statements for the quarter ended September 30, 2006.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
General
1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We understand that the Staff will need sufficient time to process the amendment once we have included the price range in the preliminary prospectus, and that the Staff may
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December 16, 2006
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raise additional issues on areas not previously commented upon in response to the disclosure.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may he computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependant upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

We confirm that we will fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that the Company is allowed to omit. Also, we have been informed by the Company that it has not circulated copies of the registration statement, and that it will not circulate copies of the registration statement until it includes an estimated price range and maximum number of shares, and all other information except information the Company may exclude in reliance upon Rule 430A.

3.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The Company has informed us that it does not currently intend to include any graphical materials or artwork in the prospectus.

4.	Update the financial statements pursuant to Rule 3-12 of Regulation S-X as applicable.

The financial statements have been revised to include financial statements for the quarter ended September 30, 2006.
Prospectus Summary, page 1
5.	Please expand to explain how service providers use your products “to transport, convert and manage voice traffic over legacy and IP networks, while enabling voice over IP” and other multimedia communications services. Insure that the additional information is concise and readily understandable by those unfamiliar with your technology or your industry.
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The disclosure has been revised on page 1 in response to the comment.

6.	Please provide a clearer description of how your ControlSwitch softswitch solution and I-Gate 4000 family of media gateway products enable “service providers to deploy networks and efficiently migrate” from legacy circuit-switched networks to IP networks. Your disclosure should be drafted so that someone who is unfamiliar with the softswitch and Internet Protocol industry can understand the nature of your products and services, how the products function, and the results they achieve.

The disclosure has been revised on page 1 in response to the comment.

7.	Please clarify what you mean when you disclose that your “products allow [y]our customers to continue to realize their investment in wireless and wireline legacy networks while simultaneously offering next generation IP applications and services in a cost-effective manner without compromising service quality.” Provide similar clarification for disclosure addressing how your products enable service providers to deploy “flexible networks.” Explain what you mean by your use of the phrase “flexible networks.”

The disclosure has been revised on page 2 in response to the comment and the term flexible networks has been deleted.

8.	Please provide a clear and concise description of digital circuit multiplication equipment (DCME).

The disclosure has been revised on page 1 in response to the comment.

9.	We note that the information contained in the summary is a repetition of a substantial portion of the information contained in the “Business” section. Please strive for a balanced presentation that does not employ the use of repetitious information. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of your company and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled “Our Competitive Strengths” on page 2 and “Our Strategy’ on page 3.

The disclosure has been revised on pages 2 and 3 in response to the comment in an attempt to summarize key information also included in the Business section while maintaining the brevity desired in the Prospectus Summary.

10.	Consider adding disclosure to the summary that addresses your net loss of $9.7 million and your accumulated deficit of $50,797 million as of June 30, 2006.
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The disclosure has been revised on page 2 in response to the comment to include the accumulated deficit.
Industry Background, page 2
11.	Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by IDC and Gartner, please disclose the date of the cited report. Tell us whether the cited source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

In response to the Staff’s comment, the Company supplementally provides the Staff, as attached to this letter as Exhibit A, with the copies of the portions of the IDC report and the Gartner report referenced in the registration statement and has clearly marked each report to highlight the applicable section containing the statistic along with a cross-reference to the appropriate location in the registration statement. The Company supplementally advises the Staff further that the IDC and Gartner reports are publicly available at a cost comparable to other publicly available reports that contain similar data and analysis.
Our Competitive Strengths. page 2
12.	In terms that are readily understandable to someone unfamiliar with your industry, explain what you mean when you disclose that your “softswitch architecture is an extensible solution fully mapped to IMS architectures.” Explain your use of the term “IMS architecture.”

The disclosure has been revised on page 3 in response to the comment. The Company respectfully submits that it has proven impractical to define the term “IMS architecture” in the level of detail requested while maintaining the requisite brevity required in the Prospectus Summary. The Company further submits that the term “IMS architecture” is a common term used in the industry and we have purposefully included a more detailed description of the term in the Company’s Business section which was drafted to be readily understandable to those readers not familiar with the industry.
Risk Factors. page 7
13.	We note your disclosure in the introductory paragraph that the “risks and uncertainties described below are not the only ones we face.” Your disclosure in this section should reflect all material risks faced by the company. Revise accordingly.

The disclosure has been revised on page 7 in response to the comment.
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14.	Please revise your subheadings so that they adequately describe the specific risk to investors that results from the condition or uncertainty you identify. For example, the subheading for the second risk factor on page 8 merely states that “Courts could reject the use of our products.”

The disclosure has been revised on pages 7 and 11 in response to the comment, although we respectfully submit that we were unable to locate the specific risk factor language referenced in the comment.
“Our accountants have identified and reported to us material weaknesses . . .”, page 8
15.	We note in your disclosure that your independent registered public accounting firm identified certain material weaknesses in your internal controls over financial reporting as well as “other” matters that constituted significant deficiencies. Tell us in detail what these material weaknesses and “other” significant deficiencies relate to and the reasons for each error or misapplication of accounting. Also, describe in greater detail the weaknesses in your revenue recognition process. Additionally, based on your disclosure, it is not clear whether these material weaknesses or significant deficiencies impacted your financial statements or resulted in any adjustments to your financial statements. Tell us the impact these material weaknesses and significant deficiencies had on your financial statements. In this regard, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company’s books and records and its financial statements as a result of these material weaknesses.

The disclosure on page 8 has been revised to explain more specifically the impact of the material weaknesses on the Company’s financial statements during each of the last three fiscal years.

The Company supplementally advises the Staff of more detailed information regarding the weaknesses identified as well as the impact of those weaknesses on its financial statements for (a) the fiscal years ending December 31, 2003 and 2004 and (b) the fiscal year ending December 31, 2005.

Years Ended December 31, 2003 and 2004

The Company’s audits for these years resulted in the discovery of the following control deficiencies that were considered to be material weaknesses:
•	The operation and design of the controls over the financial closing and reporting process, including controls over non-routine transactions and significant estimates were deemed to be ineffective. These deficiencies were primarily attributable to (1) insufficient personnel with appropriate qualifications and training in the accounting roles in order to complete and document the financial closing process, (2) lack of
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comprehensive documentation of accounting policies and procedures; (3) insufficient management review of analyses and reconciliations; and (4) inadequate maintenance and preparation of books and records. These deficiencies resulted in 42 and 59 adjustments in 2003 and 2004, respectively. The impact of those adjustments in 2003 and 2004 resulted in changes to total assets of $217,000 and $(427,000), respectively and changes in total liabilities of $(273,000) and $(1,412,000), respectively, and changes in net losses of $(73,000) and $(482,000), respectively.

•	Ineffective design or operation of controls over the Company’s revenue recognition process, impacting accounts receivable, deferred revenue, and revenue related accounts. Specifically, there were control deficiencies in the following areas: (a) establishment and monitoring of VSOE/fair value for arrangements with multiple elements; (b) monitoring the appropriateness of revenue recognition timing; and (c) consistent application of procedures for determining the allowance for doubtful accounts. These deficiencies resulted in 15 adjustments to reduce revenue by approximately $1,930,000 and to increase net loss by approximately $1,052,000 for 2003 and 21 adjustments to increase revenue by approximately $1,406,000 and to reduce net loss by approximately $644,000 for 2004.
Year Ended December 31, 2005
The Company’s audit for 2005 resulted in the discovery of the following control deficiencies that were considered to be material weaknesses:
•	The operation and design of the controls over the financial closing and reporting process, including controls over non-routine transactions and significant estimates were deemed to be ineffective. These deficiencies were primarily attributable to (1) insufficient personnel with appropriate qualifications and training in the accounting roles in order to complete and document the financial closing process, (2) lack of comprehensive documentation of accounting policies and procedures; (3) insufficient management review of analyses and reconciliations; and (4) inadequate maintenance and preparation of books and records. These deficiencies resulted in 79 adjustments and increased the net loss by approximately $935,000, increased total assets by approximately $2,029,000 and increased total liabilities by approximately $1,878,000. These adjustments include the reversing impact of errors from prior periods.

•	Ineffective design or operation of controls over the Company’s revenue recognition process, impacting accounts receivable, deferred revenue, and revenue related accounts. Specifically, there were control deficiencies in the following areas: (a) establishment and monitoring of VSOE/fair value for arrangements with multiple elements; (b) monitoring the appropriateness of revenue recognition timing; and (c) consistent application of procedures for determining the allowance for doubtful accounts. These deficiencies resulted in 29 adjustments to reduce revenue by
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approximately $1,561,000 and to increase net loss by approximately $1,586,000.
The Company’s audit for 2005 also resulted in the discovery of the following significant deficiencies:
•	Insufficient control over cash disbursements

•	Deficiencies in internal control over financial reporting related to accounting for derivative financial instruments resulting in errors in accounting for changes in the estimated fair value of certain derivative financial instruments.
The impact of these deficiencies are included in the information regarding adjustments resulting from deficiencies in the close process as described above.

16.	We also note that you have taken measures to remediate the material weaknesses and other significant deficiencies. Tell us in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each material weakness and significant deficiency in your internal controls.

The Company supplementally advises the Staff that beginning in April, 2005, the Company’s Board of Directors and management determined that additional resources and investments were required to be made in the Company’s finance and administrative functions. The additional resources and investments were intended to proactively address possible material weaknesses in the Company’s internal controls over financial reporting, as well as other matters that constituted significant deficiencies.

Measures that have already been taken, and measures that will be taken in the future, to remediate the material weaknesses and significant deficiencies are grouped into the following categories: (a) Hiring of additional and more experienced personnel, (b) improving training, and (c) implementing appropriate internal control processes.

Personnel:

Commencing in the second quarter of 2005, a concerted effort was made by the Company to recruit and hire more experienced finance and administrative personnel, and to invest in additional training of existing finance and administrative personnel. The effort to enhance and strengthen the skills and proficiency of the finance and administrative staff is ongoing, and is expected to continue for the foreseeable future.

From April, 2005 through December, 2006, the following steps were taken to strengthen the skills and proficiency of the Company’s finance and administrative staff:
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•	Various third party contractors that previously had been engaged to perform key finance and administrative functions were replaced with the hiring of more experienced Company employees. Generally, those persons hired by the Company as employees had significantly more experience and skills than the third party contractors they replaced.

•	As the Company experienced attrition in its finance and administrative staff, such positions were filled by new employee hires that had significantly more experience and skills than the former employees. Those positions included the following:
•	Chief Financial Officer;

•	Worldwide Financial Controller; and

•	Director of Financial Planning and Analysis.
•	The Company created new positions for certain key finance and administrative functions, and more experienced employees were hired to fill those positions. Those positions included the following:
•	Director of Accounting;

•	Director of Financial Reporting and Compliance;

•	General Counsel;

•	General Accounting Manager; and

•	Revenue Manager.
The following is a chronological listing of some of the key finance and administrative personnel that have been hired from April 2005 through December 2006. The objective of such hiring is to strengthen the Company’s internal controls over financial reporting by improving the skills and proficiency of the Company’s finance and administrative staff:
•	April 2005: Chief Financial Officer hired, extensive experience in senior financial management of technology companies, including previous CFO roles in Nasdaq listed companies. Replaced: third party contractor that served as interim CFO for six (6) months.

•	July 2005: Corporate Controller hired, extensive experience in senior financial management of technology companies, including previous Controller role in Nasdaq listed company. Replaced: Corporate Controller that had served in the position for approximately nine (9) months.

•	September 2005: General Counsel hired, extensive experience in senior management of technology companies, including previous roles as Assistant General Counsel in Nasdaq listed companies. Replaced: New position, no previous employee

•	September 2005 General Accounting Manager hired, extensive experience in public accounting and financial reporting for technology companies. Replaced: Various third party contractors that served in the position for three years.
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•	November 2005: Director, Financial Planning and Analysis hired, extensive experience in financial management of technology companies. Replaced: Manager of Financial Planning and Analysis that served for approximately six (6) months.

•	March 2006: Director of Financial Reporting and Compliance hired, extensive experience in public accounting and financial reporting. Replaced: New position, no previous employee

•	September 2006: Director of Accounting hired, extensive experience in public accounting and financial reporting for technology companies. Replaced: New position, no previous employee

•	December 2006: Revenue Manager hired, extensive experience in public accounting and financial reporting for technology companies. Replaced: New position, no previous employee
Training:
Since April, 2005, the majority of the Company’s finance and administration staff have participated in one or more continuing professional education courses, industry roundtables or other formal and informal training courses. In addition, the Company has conducted in-house training (one on one, and in group settings) concerning various matters (i.e. the revenue recognition process, closing process, etc.) for finance, administration and sales staff. The objective of such training is to strengthen the general proficiency and specific knowledge of the Company’s employees, as well as improve internal controls over financial reporting. The Company plans to continue to such training.
Internal Process:
The Company has steadily made improvements in its internal processes. The objective of such internal process improvements has been to remediate the material weaknesses and significant deficiencies, and achieve an overall improvement in internal controls over financial reporting.
Such process improvements have included (but are not limited to):
•	Establishment of a centralized electronic database of key contracts, accounting records and related documentation;

•	Increased uniformity and consistency with respect to customer contracts accounting records and related documentation; and

•	Increased level of management review of key processes, particularly the revenue cycle and sales process.
The Company has commenced efforts for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) including establishment of an internal SOX compliance project team and engagement of independent consultants with specific SOX expertise.
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“Because management has broad discretion as to the use of the net proceeds of this offering...”, page 28
17.	Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

The disclosure has been revised on page 28 and page 30 in response to the comment.
Special Note Regarding Forward-Looking Statements, page 29
18.	We note your statement that the prospectus includes forward looking statements “within the meaning of” the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

The disclosure has been revised on page 29 in response to the comment and the language referencing the Private Securities Litigation Reform Act of 1995 has been deleted.
Use of Proceeds, page 30
19.	To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. Also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.

The disclosure has been revised on page 30 in response to the comment.

20.	Disclosure indicates that you intend to terminate your credit facility upon consummation of the offering. If you will use funds from this offering for such a purpose, revise the disclosure in this section to reflect such an intention.

We supplementally advise the Staff that the Company intends to repay and terminate the credit facility prior to the consummation of this offering as noted on page 53 of the registration statement.
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21.	Provide a concise but meaningful description of the capital expenditures you plan to fund with the proceeds of the offering. Ensure that your Management’s Discussion addresses your plans for capital expenditures and the role of those capital expenditures in your business plans and the competitive need and effect that management perceives with respect to the planned capital improvements.

The disclosure has been revised on pages 30 and 53 in response to the comment.
Selected Consolidated Financial Data, page 36
22.	Consider revising your selected financial data presentation of revenues and costs and expenses to conform to the presentation of related party revenues and operating expenses included on the audited presentation on page F-4.

The disclosure has been revised on page 36 in response to the comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
General, page 40
23.	We note in your risk factor on page 19 that you place orders with your contract manufacturers and suppliers based on your estimate of future sales and that if actual sales differ materially from these estimates, your inventory levels and expenses may be adversely affected. Tell us whether you have had any material differences between actual sales and your estimates of products ordered for each year presented and if so, how this impacted your inventory valuation. Additionally, as a result of these estimates being discussed as a separate risk factor, tell us how you considered including a discussion of these estimates in your critical accounting policies and estimates section.

The Company supplementally advises the Staff that there have been material differences between actual sales and orders placed with the Company’s contract manufacturers and suppliers based on the Company’s estimate of future sales for each of the years presented. However, such differences did not have a material impact the Company’s inventory valuation.

Inventories consist of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market. Inventory that is obsolete or in excess of the Company’s forecasted consumption is written down to estimated realizable value based on historical usage, expected future demand and evaluation unit conversion rate and age. Inherent in the Company’s estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for the Company’s products and technological obsolescence of the Company’s products. If future demand
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or market conditions are less favorable than the Company’s projections, additional inventory write-downs could be required and would be reflected in cost of product in the period the revision is made. Inventory write-downs are reflected as cost of product. However, such write-downs were not material for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006, respectively.

The Company evaluated whether inventory valuation is a critical accounting policy and determined that it was not because historical write-downs of inventory have not been material and, based on current demand and backlog, the Company does not believe there is a significant risk of a write-down of inventory in the near-term.

24.	The critical accounting policy for revenue recognition is a restatement of the policy in the notes to the financial statements and does not serve as a supplement to the notes of the financial statements. The critical accounting policy for revenue recognition should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. See SEC Release 33-8350 and revise accordingly.

We have revised our critical accounting policy for revenue recognition and included information regarding our assumptions on page 41.
Stock-Based Compensation, page 42
25.	Tell us your proposed IPO price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

In response to the Staff’s comment, the Company supplementally advises the Staff that it began discussions with potential underwriters during the first quarter of 2006; however, a proposed IPO price range has not been agreed to by the Company and will be the subject of further discussion with the underwriters.

26.	Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In this regard, tell us how you considered revising your disclosures to include: (1) the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement, (2) the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist and (3) for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option up through the most recent balance sheet date.
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The disclosure has been revised on page 43 in response to the comment. Additionally, the Company supplementally advises the Staff that a proposed initial offering price has not been determined as of the date of this letter. When a proposed initial offering price has been determined the Company will amend its disclosures as appropriate. Further, the Company supplementally advises the Staff that, prior to the adoption of Internal Revenue Code Section 409A (“Section 409A”), the Company, in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, relied on the judgment of its Board of Directors in determining the fair value of the Company’s common stock. Following the adoption of Section 409A, the Company reassessed and, in some cases, increased the option exercise price of options granted during 2005. Any change in option pricing was a single isolated occurrence in response to a change in the tax laws brought about by Section 409A that would have had, in the absence of such option exercise price increase, potentially negative tax implications for the individuals who received options. Finally, the Company supplementally advises the Staff that the requested information in response to Comment 26(3) is fully disclosed in its response to Comment 27.

27.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
In response to the Staff’s comment, the Company supplementally provides the following information:
During the period October 1, 2005 through December 8, 2006 the Company made the following option grants to purchase shares of the Company’s common stock:
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			Fair Value of
	Number of		Underlying
Date of grant	Options Granted	Exercise Price	Common Stock
10/11/06	855,300	$3.09	$3.09
05/08/06	999,000	$0.90	$3.09
04/25/06	383,700	$0.90	$3.09
11/17/05	1,222,300	$0.81	$0.77

	3,460,300

All of the 3,460,300 options granted during the period were either initial grants to new hires (997,300) or retention grants to existing employees and directors (2,463,000). 2,065,747 of the options granted were Incentive Stock Options (ISO) and 1,394,553 were Non-Qualified (NQ) options. Attached as Exhibit B is a detailed list of options granted during the period October 1, 2005 through December 8, 2006.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the prospective transition method. In accordance with SFAS 123(R) unamortized compensation expense on stock option grants after January 1, 2006 is not included in deferred stock-based compensation. The balance in deferred stock-based compensation as of September 30, 2006 is $771,000, which reflects the unamortized portion of the financial statement impact of the accounting for options that were granted before November 2005 whose exercise price had been modified by the Board of Directors. The Company expects the deferred stock-based compensation to be amortized as follows: $82,000 in the remainder of 2006, $324,000 in 2007, $324,000 in 2008, and $41,000 in 2009.
For the nine months ended September 30, 2006, the total compensation cost related to stock-based awards granted under SFAS 123(R) was approximately $3,316,000. This cost will be amortized on a straight-line basis over a period of approximately four years.
On December 7, 2006, in conjunction with the incurrence of debt, the Company sold a warrant to a financial institution to purchase 100,000 shares of the Company’s Series C convertible preferred stock at an exercise price of $0.858 per share. The warrant vested immediately and was exercisable through December 31, 2006. The Company estimated the fair value of the warrant to be $223,000 by using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; expected volatility of 42%, and the contractual term of approximately one month. On December 8, 2006, the warrant was exercised in full for total cash proceeds of $85,800.
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Page Fifteen
The Company confirms that it will continue to provide the Staff with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

28.	Help us better understand the reasons for the significant increase in value of your common stock from December 2005 ($0.77 per share) to April 2006 ($3.09 per share). While we note your reasons for the increase is disclosed on page 45 (i.e. discount rate, lack of marketability percentage, probability of an IPO), it is not clear whether your estimated cash flow assumptions had changed. Tell us whether your estimated cash flow assumptions had changed and if so, provide us with your cash flow analysis. Additionally, explain whether other factors or trends had an impact on the valuation of your common stock during this period and whether these factors or trends help support an increase of over 300% during this period.

We supplementally advise the Staff that the Company considered a variety of factors in reaching its conclusion regarding the valuation increase from December 2005 through April 2006, including:
•	Changes in the Company’s Financial Plan: In December 2005, the Company began revising its financial plan for 2006 through 2008, including cash flow assumptions and projections. This three year financial plan (2006-2008) was extended to a four year financial plan (2006-2009). The four year financial plan utilized by the Company for the December, 2005 valuation (fair market value of $0.77 per share) had projected revenues for the final year (2009) of [**] for the Company’s IP products and [**] for the DCME products. In April 2006, the Company updated its four year financial plan based on substantially better performance to date and a significant increase in the Company’s sales pipeline. The four year financial plan utilized by the Company in August, 2006 valuation that was applied retroactively to April, 2006 (fair market value of $3.09 per share) had projected revenues for the final year (2010) of [**] for the Company’s IP products and [**] for the DCME products.

•	Retention of Investment Bankers: During the first quarter of 2006, the Company was engaged in the selection of an investment banking team. In May 2006, the Company selected an investment banking team to underwrite the initial public offering of its common stock.

•	Company Growth: From December, 2005 through April, 2006, the Company experienced strong growth in sales and revenue during the period from the fourth quarter of 2005 through the second quarter of 2006, all of which were in excess of the expectations the Company had set in December 2005.

[**]	Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR §§ 200.80(b)(4) and 230.406 and submitted separately with the Securities and Exchange Commission.
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Securities and Exchange Commission
December 16, 2006
Page Sixteen
•	Release of New Products: During the period between December 2005 and April 2006, the Company released the first product of a new product solution offering (Access Services, also known as Class 5 Services) that is expected to substantially increase the total available market to the Company. In addition, the Company also completed its first substantial sale of this new product.
Given all these factors, the Company determined that the substantial increase in value from December, 2005 to April, 2006, was reasonable under the circumstances.

29.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value ($3.09) and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The Company supplementally advises the Staff that a proposed initial offering price has not been determined as of the date of this letter. When a proposed initial offering price has been determined, the Company will amend its disclosures as appropriate. Further, the Company supplementally advises the Staff that, based on input from Valuation Research Corporation (“VRC”) who performed an independent valuation of the Company’s common stock utilizing the methods outlined in the AICPA Practice Aid Valuation of Privately Held Company Equity Securities Issued as Compensation, the Company determined the fair market values in 2005 and 2006 as follows: (1) January 1, 2005: $0.52; (2) April 15, 2005: $0.57; (3) December 15, 2005: $0.77; and (4) August 15, 2006: $3.09.
          The increase in fair market value of the Company’s common stock from January 1, 2005 to April 15, 2005 resulted from an increase in the Company’s four-year financial plan that was finalized in February 2005. In particular, the four-year financial plan approved in February 2005 contemplated IP revenue for 2005 of [**] as compared to the prior four-year financial plan in effect on January 1, 2005 which contemplated IP revenue for 2005 of [**]. The financial planning process leading to the increase in revenue projections was undertaken by the Company’s new CEO Doug Sabella shortly after his hiring in November 2005. There were no changes to assumptions relating to marketability discounts or allocation between the sale-merger scenario and IPO scenario during the valuations performed for January 1, 2005 and April 15, 2005.

[**]	Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR §§ 200.80(b)(4) and 230.406 and submitted separately with the Securities and Exchange Commission.
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Securities and Exchange Commission
December 16, 2006
Page Seventeen
The increase in fair market value of the Company’s common stock from April 15, 2005 to December 15, 2005 resulted from: (1) a change in the discount for lack of marketability applied in the April 15, 2005 valuation (40%) as opposed to the December 15, 2005 valuation (26%) as described on page 44 of the prospectus; and (2) a change in the assumptions surrounding anticipated liquidity events. The assumptions regarding anticipated liquidity events moved from 90% sale or merger and 10% IPO in the April 15, 2005 valuation to 60% sale or merger and 40% IPO in the December 15, 2005 valuation. The company changed its assumptions surrounding the anticipated liquidity event based on the Company’s continued strong performance and input received from the investment banking community regarding the possibility of an initial public offering of the Company’s common stock.

The increase in fair market value from December 15, 2005 through August 15, 2006 is fully described in response to comment 28 above.

Finally, the Company submits that the methodologies employed in assessing the fair market value of the Company’s common stock are disclosed in detail on pages 42-45 of the prospectus.

30.	We note that as a result of the reassessed fair value of options granted during the nine months ended September 30, 2006, you increased the exercise prices of options granted during this period to the respective reassessed fair values on the date of grant and recorded deferred stock-based compensation based on the difference between the original exercise price and the reassessed fair value per share. Tell us how you considered Issue 26 of EITF 00-23 in determining your accounting for these option grants.

The Company supplementally advises the Staff that in November 2005, in response to the issuance by the Internal Revenue Service of Internal Revenue Code section 409A, the Company retained Valuation Research Corporation, an independent valuation specialist, to estimate the fair value of the Company’s common stock as of December 15, 2005 to assist the Board in establishing a fair market value of the Company’s common stock when granting employee equity awards. In December 2005, the Board established the valuation of the Common Stock based on the preliminary report from Valuation Research Corporation, engaged Valuation Research Corporation to perform a retrospective valuation of the common stock as of January 1, 2005 and April 15, 2005 and passed a resolution whereby the exercise price of the common stock granted in January and April 2005 will be adjusted to reflect the retrospective valuation report once received from Valuation Research Corporation. The reasons for the change in exercise price was to address potential employee concerns about potential 409A exposure.

The Company considered Issue 26 of EITF 00-23 and observed that the underlying reason for the modification was to avoid certain negative, one-time tax consequences for the grantee resulting from IRC Section 409A which is noted as one of the possible situations that enables a Company to conclude that the award continues to be fixed after a modification is made. The Company believes the factors outlined in paragraph 114 of EITF 00-23 that introduce uncertainty on whether the award’s terms will be modified again in the future are not present at the Company as the award has not been similarly modified in the past, the modification is not due to any of the employees’ job performance or the basis for modification would indicate that it could occur again in the future. In conclusion, Company believes that the awards should be continued to be accounted for as fixed awards.

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Securities and Exchange Commission
December 16, 2006
Page Eighteen
31.	We note in your disclosure here and on page F-15 your reference to an independent valuation specialist in your discussion of the fair value of your common stock. Your current disclosures appear to indicate that you are attributing the determination of fair value to the independent valuation specialist. As a result, you must disclose the name of the valuation firm and include their consent. Alternatively, you may modify your disclosure to indicate that the responsibility for determining the value rested with the Company and the valuation report was used as part of your analysis. Please revise or delete these references. Refer to Section 436(b) of Regulation C.

The disclosure has been revised on page 42 in response to the comment.
Results, of Operations, page 46
32.	Your discussion of the results of operations frequently does not quantify sources of material changes. For example and without limitation, disclosure on page 46 indicates that the decrease in services revenue resulted primarily from a decrease in DCME service revenues which was partially offset by an increase in IP service revenues. You have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

The disclosure has been revised on pages 46, 48, 49 and 50 in response to the comment.

33.	We note from disclosure on page 9 that your business has been subject to pricing pressure, and that the prices at which you offered your products have been “severely undercut” by your competitors. However, your Results of Operations does not discuss the competitive pricing environment for your products or the actions taken from period to period by your competitors and your company in pricing their products. Revise to provide this information, including when and the extent to which changes were implemented. Explain the effects that changes in pricing had on your results from one period to the next. Disclose the changes in revenues that were attributable to changes in prices, from one period to the next. Discuss the effects of pricing changes on your margins, if prices changed in reaction to competitive prices that “severely undercut” your offered prices, or otherwise.

In response to the comment, the Company supplementally informs the Staff that it negotiates each deal separately and there can be significant price valuations on some individual deals. In the event that there is competitive pricing pressure during the negotiation of a customer transaction, it sometimes leads to the application of a more significant discount than anticipated. Because pricing varies significantly deal by
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Securities and Exchange Commission
December 16, 2006
Page Nineteen
deal, it is not practical to quantify the financial impact of competitive pricing pressure on the results of any particular period. The disclosure has been revised on page 9 to provide more detail with respect to these competitive pressures.

34.	We note the language in risk factors discussion regarding the your severe undercutting of prices, which suggests you may have experienced volatility in product orders. Please address any such experiences and the company’s reaction.

The Company supplementally informs the Staff that while it has experienced instances in the past where it believes that a competitor’s under-pricing of a deal or the offering of other more favorable payment and/or financing terms resulted in the loss of specific orders, the Company has not experienced overall volatility in product orders as result of these competitive pressures.

35.	Ensure that your Results of Operations section provides meaningful insight concerning the underlying business conditions you confront and the strategy management selects to address those conditions. Revise to avoid mere recitation of the line items of the statement of operations and a general presentation of percentage amounts that are readily ascertainable from the face of the financial statements. For example, on page 47 you attribute changes in your services margins to an increase in “customer implementation activity”. Concisely describe the nature of these activities and discuss management’s strategy in choosing the changed or enhanced marketing methods for your products and services.

The disclosure has been revised on pages 45-51 in response to the comment.

36.	Consistent with the preceding comment, we note that a substantial portion of the text in this section recites dollar amounts from the face of the financial statements and purports to discuss increases in a category of expenses by stating that the expense increase was due to increased activity. For example, on page 47, you attribute greater research and development costs to an increase in headcount, consultants and related expense. Describe the conditions or plans led to the decision to expand the headcount, rely on consultants to a greater extent, and the like. Similarly, describe the events that led to materially increased audit and legal fees. Explain whether these changes are transitory or represent a change in your cost structure.

The disclosure has been revised on pages 45-51 in response to the comment.

37.	In the fourth paragraph under the sub-heading “Years ended December 31, 2003 and 2004”, you state that a decrease in DCME services was the result of DCME product sales. However, DCME product sales increased from $42 million to $48 million. Please reconcile the disclosure or explain the apparent inconsistency.
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Securities and Exchange Commission
December 16, 2006
Page Twenty
We have revised and reconciled the Company’s disclosure in the results of operations for this inconsistency.

The disclosure has been revised on pages 49 and 50 in response to the comment.

38.	On page 62 you refer to termination of the marketing relationship with ECI and associated changes in your business operations. Those changes resulted in Veraz’ responsibility for sales functions that ECI previously provided. However, the information about sales and marketing expenses in the text addressing your results of operations does not appear to discuss this change. Please revise to explain the motivations behind the change and the impact that has been experienced and is expected. Provide a meaningful discussion of the impact on your operations and how the change has and will impact recent and future results, compared to the prior periods.

The disclosure has been revised on page 63 in response to the comment.

39.	Please provide a description of the financial and other loan covenants related to the credit facility with Bank Leumi le-Israel B.M. Also include a discussion of the loan covenant that was breached by the company and the terms on which the breach was excused by the lender.

The disclosure has been revised on page 52 in response to the comment.
Liquidity and Capital Resources
Financing Activities. page 53
40.	We note that you were not in compliance with certain non-financial loan covenants under your borrowings from Bank Leumi le-Israel B.M. for which you received a waiver of the covenants breached from the bank. Revise to the extent that it is reasonably likely that long term liquidity is affected by any restrictive covenants and to provide management’s discussion and analysis of the impact of any such known commitments or uncertainties. See Item 303 of Regulation S-K and Section IV.C. of SEC Release 33-8350 for further guidance. Additionally, revise to disclose the period of the waiver pursuant to Rule 4-08 (c) Regulation S-X here and in your footnote on page F-23. Also, tell us how you considered paragraph 7 of Chapter 3A of ARB 43 in determining that a portion of this liability should continue to be classified as non-current.

As the result of additional financing received after September 30, 2006 from Leader Ventures as described in greater detail on page 53, the Company is required to repay the loan from Bank Leumi le-Israel B.M. on or prior to March 31, 2007. Accordingly, for purposes of this filing, the debt has been classified as a current liability.

The disclosure has been revised on page 52 and F-23 to include the new waiver received on December 14, 2006.

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Securities and Exchange Commission
December 16, 2006
Page Twenty-One
Business, page 55
General
41.	To the extent practicable, please limit the use of technical jargon. Such disclosure is not consistent with Rule 421(b) nor is it meaningful to someone unfamiliar with your industry, your business, the nature of the products/services you offer, or how specific customers in the marketplace utilize your products. Without limitation, we refer you to your use of the following terms or phrases:
•	“[b]oth products support various PSTN interfaces including T1, E1 and IP interfaces including Fast Ethernet. In addition, 1-Gate 4000 PRO also supports PSTN interfaces including DS3, STM-1, 0C-3 and IP interfaces including Gigabit Ethernet” (page 60);

•	“voice compression codecs such as G.711, G.729, G.723, EFR” (page 61)

•	“Signaling and control modules that provide protocol mediation enabling the ControlSwitch to interface with global legacy signaling variants such as SS7, PRI, CAS as well as IP Protocols such as H.323, SIP, H.248 and MGCP” (page 61);
The disclosure has been revised on pages 61 and 62 in response to the comment.
Our Company, page 55
42.	Please substantiate your statement that your “media-gateway products deliver industry leading voice quality and compression capabilities . .”

In response to the Staff’s comment, the Company supplementally provides the Staff, as attached to this letter, with the copies of the portions of the ETSI report and has clearly marked each report to highlight the applicable section containing the statistic along with a cross-reference to the appropriate location in the registration statement.

43.	Explain what you mean when you disclose that your “softswitch and media gateway platforms deliver a scalable, interoperable and modular network solution that is compatible with existing legacy and IP standards and IMS architecture.”

The disclosure has been revised on page 55 in response to the comment.
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Two
Our Competitive Strengths, page 57
44.	Explain how your “ControlSwitch incorporates a programmable interface that enables service providers to customize and deploy multimedia communication services offered by us and third parties to generate new revenue streams more rapidly than [y]our competitors’ products.”

The disclosure has been revised on page 57 in response to the comment.
Our Products and Services, page 59
I-Gate 4000 Media Gateways, page 59
45.	Explain what you mean when you characterize the I-Gate 4000 PRO as “high-density” and the I-Gate 4000 EDGE as a “lower density” product.

The disclosure has been revised on page 60 in response to the comment.

46.	Please provide a description of a “redundant compressed voice channel” and what it means to have voice channels in a “single shelf.”

The disclosure has been revised on page 60 in response to the comment.
DTX-600, page, 60
47.	Clarify your use of the phrase “network optimization platform for diverse network applications.” Also, explain your use of the term “Point-Of-Presence”.

The disclosure has been revised on page 60 in response to the comment.
Solutions Offered by Our Products, page 60
48.	Clarify your use of the term “IP Static Trunking” and “IP Centex” and the acronym “VPN”.

The disclosure has been revised on page 61 in response to the comment.
Our Technology, page 61
49.	Explain your use of the phrases “smart packet loss concealment’ and “adaptive jitter buffer”.

The Company supplementally advises the Staff that it believes the use of the phrases is appropriate in the Technology section as a description of the in-house algorithms that the Company has developed.
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Three
Customers, page 62
50.	We note that sales to ECI, Technoserv, and Classica accounted for 21%, 13%, and 10% of your revenues for 2005. Please tell us whether you have written agreements with any of those customers, and if so, file those agreements. Also, to the extent any other customers) accounted for 10% or more of your revenue, please file these agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

The disclosure has been revised on page 62 in response to the comment. The Company respectfully advises the Staff that it does not believe that either of the Technoserv or Classica agreements is required to be filed as an exhibit under Item 601(b)(I0)(ii)(B) of Regulation S-K as they were entered into in the ordinary course of business and the Company is not substantially dependent on either of these agreements.

51.	Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

The disclosure has been revised and a cross reference to Note 14 of the financial statements has been added on page 63 in response to the comment.

52.	Please advise us of the nations where the company conducts business, which includes the nations where you sell products.

In response to the Staff’s comment, the Company supplementally informs the Staff that the Company sells or has sold products in the following countries in the nine months ended September 30, 2006.
HONG KONG
INDIA
INDONESIA
MALDIVES
PAKISTAN
PHILIPPINES
BRAZIL
DEM REP OF CONGO
DOMINICAN
REPUBLIC
HONDURAS
JAMAICA
PANAMA
BELGIUM
BURKINA FASO
COMOROS
CZECH REPUBLIC
FRANCE
GERMANY
GREECE
GUINEA
ISRAEL
ITALY
MALI
MOROCCO
NIGERIA
ROMANIA
RUSSIA
SWITZERLAND
TURKEY
UGANDA
UNITED KINGDOM
MEXICO
UNITED STATES
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Four
Intellectual Property, page 63
53.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

The disclosure has been revised on page 64 in response to the comment.
Employment Agreements, page 71
54.	Expand the disclosure relating to the targets that need to be met in order for the Messrs. Sabella, Wood, Chawla, and Zohar to earn performance bonuses. Please provide a qualitative description of the measures that used to evaluate whether a bonus is earned or the amount of bonus that will be paid.

The disclosure has been revised on pages 75 and 76 in response to the comment. In addition, the Company has added Pinhas Reich, its Vice President of Global Sales, as a named executive officer and has included his applicable employment terms and compensation data in the registration statement.
Certain Relationships and Related Party Transactions, page 82
55.	Please expand this section to provide a brief description of the terms of each class of preferred stock held by an affiliate. In particular, concisely discuss the conversion rate and terms of each such class.

The disclosure has been revised on pages 86 and 88 in response to the comment.

56.	It appears that there were related party transactions with each of the members of the compensation committee during the most recently completed fiscal year. To the extent related party transactions requiring disclosure under Item 404 of Regulation S-K took place with members of the compensation committee during 2005, the discussion concerning those transactions should be provided under the heading “Compensation Committee Interlocks and Insider Participation” sub-heading.

The disclosure has been revised on page 71 in response to the comment.

57.	We note the disclosure on pages 70-71 regarding options awarded to and held by executive officers. In this regard, the Option Grant table shows awards to Messrs. Sabella and Wood in 2005, but the Summary Compensation Table has no
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Five
entries under the options column. Similarly, although the individuals in the summary compensation table appear to have held options at the end of 2005, and the “Employment Agreements” subsection includes reference to options owned by each of the executives listed in the summary compensation table and it appears that no options are listed in the option exercise/year end value table for those persons at December 31, 2005.
The disclosure has been revised on pages 72 and 73 in response to the comment.
58.	With respect to each arrangement discussed in this section, ensure that you disclose the dollar amounts paid or received in each of financial reporting period. For example, state the years in which you subleased the Florida office space from your affiliate and the aggregate rentals paid in each year. Clarify how the sublease payments relate to the sublessor’s rent obligations. In quantitative terms, explain what you mean in referring to the “substantial portion” of the lease. As a further example of the expanded disclosure sought by this comment, the size of the consulting payments to Mr. Hachamov in each of the three years ended December 31, 2005, is unclear.

The disclosure has been revised on pages 86 and 88 in response to the comment.

59.	On page 64, you state that you are not a party to any pending legal proceedings. However, on page 83, you indicate that you have agreed to pay fees, costs, settlement amounts and other expenses that result from a proceeding between ECI and a terminated employee. Revise the text at page 64 to alert investors to this arrangement, and expand the text on page 83 to discuss the nature of the dispute, and the quantitative nature of your exposure under this cost-sharing or indemnification arrangement with ECI.

The disclosure has been revised on pages 66 and 86 in response to the comment.

60.	Please compare how the terms of the purchases from ECI compare to the terms that the supplier-controlling shareholder offers to other purchasers of its products. The extent of discounts or premiums received, or incorporated into written arrangements governing any future transactions, should be discussed. Please expand the fourth paragraph on page 82 to include a discussion for 2004 and 2003.

We supplementally advise the Staff that we have been informed by the Company that, to the best of the Company’s knowledge, ECI does not perform similar services for or maintain similar relationships with any other third party. For example, the DCME manufacturing can only be provided for the Company as the Company is the sole and exclusive worldwide distributor of DCME

61.	The disclosure stating that you pay “a commission” to ECI for sales agent services in Russia is not sufficient. Please disclose the commission and how much was paid as
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Six
commissions for each of the periods required under Item 404 of Regulation S-K. You should quantify the dollar amount of the collection fees received by Veraz for its services as ECI’s collection agent. The fixed profit percentage that was provided to ECI Telecom with respect to the products provided under its sole source arrangement with Veraz should also be provided. Further, disclose how this arrangement compared to the prices ECI charges non-affiliates.
The disclosure has been revised on pages 85 and 86 in response to the comment. The Company supplementally advises the Staff that, to the best of its knowledge, ECI does not have similar arrangements with any other party.
Principal And Selling Stockholders, page 86
62.	Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

The disclosure has been revised on pages 91 and 92 in response to the comment.

63.	We note that a portion of the underwritten shares will be offered and sold on behalf of a selling stockholder. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by ECI Telecom. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please confirm that the selling securityholder is not a broker dealer or affiliate of a broker dealer.

We supplementally advise the Staff that we have requested that ECI provide us with the information regarding the individual or individuals that exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by ECI and as of the date of this letter, have not received the requested information. We expect to include this requested information in a subsequent amendment to the registration statement.

The Company supplementally confirms that the selling securityholder is not a broker dealer or affiliate of a broker dealer.
Description of Capital Stock, page 89
64.	Please provide a materially complete description of the terms of the convertible securities that held by ECI and other affiliates. Also, the conversion terms of the various classes of preferred stock are not described on a class-by-class basis. Revise as appropriate.

The disclosure has been revised on page 93 in response to the comment.
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Seven
Consolidated Statements of Operations, page F-4
65.	You disclose on page F-11 that certain revenue under multiple-element arrangements are recognized ratably as a result of certain elements for which VSOE does not exist and that such arrangements are allocated between DCME Products, IP Products and Services in your consolidated statements of operations based on the relative stated invoice amounts for such elements. Note that where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(I) of Regulation S-X that supports allocating the arrangement fee in the income statement based on the stated invoice amounts, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered element. You should also include a footnote description to inform investors of the nature of the additional line item. Please revise to tell us why such revision is not necessary.

The Company supplementally advises the Staff that in each of the 2003, 2004 and 2005 financial periods, less than 5% of the Company's revenue is part of bundled arrangements that are allocated solely for purposes of income statement classification based on the stated invoice amount. In the nine months ended September 30, 2006, the percentage has increased but is still less than 7% of revenue year to date. The different circumstances in which a bundled arrangement occurs that is not separable due to lack of VSOE are outlined below:
•	VoIP solutions – In the Company’s history, there have been less than 10 VoIP solution bundled arrangements that include both IP products and PCS, but did not include a contractual renewal rate for PCS. For these bundled arrangements, the Company compared the invoice amount for these arrangements to arrangements which do include a contractual renewal rate and observed that the PCS rate for the initial PCS in the bundled arrangements was consistent with the renewal rates on other arrangements. Therefore, the Company believes that the income statement classification based on stated invoice amount as presented is a fair representation of the revenue related to such products.

•	Secure Communications — As disclosed in the registration statement, a secure communication arrangement is a combination of the DCME product and IP software. However, as the arrangements are accounted for under SOP 97-2 and the VSOE for the PCS on the software has not been established, the arrangements are being recognized on a straight line basis over the maintenance term when PCS was purchased with the arrangement. The arrangements are generally with government contractors that are subject to a competitive bid situation and limits are placed on what can be charged for the products. It was noted that across all of the arrangements, the final approved price is based on the stated list price with a consistent discount rate for all products in the arrangement. Furthermore, the Company believes that the stated invoice prices for the DCME product of such bundled
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Securities and Exchange Commission
December 16, 2006
Page Twenty-Eight
arrangements approximates the price charged for the hardware when sold separately. The Company performed an analysis of individual DCME sales and observed that the sales price of DCME per the analysis was within a reasonable range of the stated value per the invoice that has been allocated to the DCME products in bundled sales. As the relative stated invoice prices were within a reasonable range of these fair values, the Company believes that the allocation method as presented is a fair representation of the revenue related to such products.

Furthermore, certain of these bundled arrangements also included engineering services. Beginning in the third quarter of 2006, the Company has established that there is sufficient evidence of VSOE for engineering services in accordance with paragraph 10 of SOP 97-2. This VSOE was established based on separate stand alone sales of engineering services. Although this VSOE for engineering services was established in the third quarter of 2006, the Company noted that the VSOE rate is consistent with stated invoice rate for the engineering services in the bundled arrangements.

•	Certain of the bundled arrangements considered herein include a DCME hardware product. As disclosed in the related party transaction footnote on page F-20, the DCME master agreement requires payment of royalties to ECI on DCME sales based on stated invoice price for the DCME equipment. As part of normal operations, the Company provides to ECI the invoices for all arrangements that include DCME equipment for their review of the stated prices to satisfy their audit rights when determining whether the correct amount has been remitted under the terms of the contract. ECI has historically inquired about those invoices that are below their expected price range to assess whether the Company is manipulating the invoice by reducing the invoice price for DCME and increasing it for the other items on the invoice (engineering services or PCS) for purposes of remitting a lower royalty payment. Further, the Company is disincented to structure an arrangement to increase the invoice price to DCME beyond what is a reasonable range of prices because this will result in a higher royalty payment to ECI and reduced margins on other elements of the arrangement (assuming the customer negotiates a fixed dollar amount). These two business factors provide practical boundaries on the invoice amounts to ensure that the DCME stated invoice pricing would be within a reasonable range consistent with prices from stand-alone sales.
The Company believes it’s disclosures are consistent with the requirements of Rule 5-03(b)1(a) of Regulation S-X to disclose separately the amount of net sales of tangible products and revenues from services. Further, the Company observes that even if the line item requested by the Staff were appropriate, Rule 5-03(b) of Regulation S-X permits each class of revenue which is not more than 10% of the sum of all classes of revenue, as is the case in this circumstance, to be combined with another class. In closing, the Company believes its classification of revenues and cost of revenues by product class both complies with Rule 5-03(b) and results in the most meaningful presentation of revenues by product class to prospective investors.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
WWW.COOLEY.COM

Securities and Exchange Commission
December 16, 2006
Page Twenty-Nine
Note 2. Summary of Significant Accounting Policies
(i) Revenue Recognition, page F-10
66.	We note that the Company considered the indicators of EITF 99-19 in determining that revenues from sales of the DCME products should be recognized on a gross basis. Specifically, you indicate that the Company is the primary obligor, you have general inventory risk and you determine the product specifications. Please provide your analysis for all the indicators cited in EITF 99-19. In this regard, we note that ECI has requested letters of credit or accounts receivable insurance to mitigate credit risk; ECI provides supply, service and warranty repairs; and the purchase price is computed as a percentage of revenues. At a minimum, please explain how these items factored into your analysis. Furthermore, we note from your disclosures on page I6 that an affiliate of ECI acts as a sales “agent” for the sale of your IP and DCME products in Russia. Tell us if your analysis under EITF 99-I9 differs for sales of ECI products made by ECI affiliates.

In determining that revenues from sales of DCME products should be recognized on a gross basis, the Company considered the eight indicators of gross reporting in EITF 99-19. As discussed further below, the Company concluded that of the eight indicators cited, six indicators strongly point toward gross reporting, one indicator partially supported gross reporting, and one indicator suggested net reporting.

The Company has concluded that the recognition of revenue on a gross basis to be more appropriate as the preponderance of indicators favor gross reporting. The following is an analysis of the indicators of EITF 99-19 as applied to sales of DCME products. The notations “strong,” “moderate” and “weak” indicate the Company’s judgment concerning the relative support of the determination of gross reporting.

1. Primary obligor (strong)

The Company is the only obligor in a customer contract for the sale of DCME product, including those transactions where ECI acts as a sales “agent”. The customer oftentimes has no interaction with ECI, and ECI is not a party to a customer contract. The Company is responsible for ensuring that the products are delivered on time and to the specifications of the customer. All payments for the products and services are made to the Company

2. General inventory risk (strong)

The Company has general inventory risk. Per the DCME Master Manufacturing and Distribution Agreement: “Veraz shall compensate ECI for unused Forecast Excess Materials as stipulated in Section 3.3.” Accordingly, the Company assumes all of the inventory risk in the event of termination or in the event of cancellation of the arrangement.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty
It should be noted that the Company has taken prudent business measures to minimize such risk such as keeping inventory levels relatively low, while balancing the business need to keep reasonable levels of inventory on hand to meet anticipated customer demand.

3. Latitude in establishing price (strong)

The Company sets the price for the products and therefore can charge whatever the market will bear for the DCME product. Gross margins (after payment of the fixed percentage royalty to ECI and other cost of goods sold) for the sale of DCME product have been in excess of 50% for all periods presented. If the Company merely served as an agent in the sales transaction with the customer rather than its actual substantive role, it would be expected that the margins would be substantially lower and commensurate with an agent role with lower risks and obligations.

Per the DCME Master Manufacturing and Distribution Agreement, ECI receives a fixed percentage of the sales price, and the sales price can vary based solely on negotiations between the Company and its customer. The Company, in its sole and absolute discretion, determines the sales price of the DCME products to its customers.

It should be noted that in the event that the Company sells the product below a minimum price to the customer, then ECI is entitled to the minimum royalty payment which covers its costs for producing the product plus minimal profit margin. Except for a relatively small number of product sales, in virtually all sales to customers for the periods presented, the Company has agreed upon a sales price with the customer that was substantially above a sales price that would have triggered the minimum royalty payment to ECI.

4. Changes the product or provides part of the service (strong)

The Company instructs ECI for all the changes that may be required for the product as well as the product specifications, configuration, etc. Over the periods presented, the Company has invested research and development efforts to make improvements and modifications to the DCME product.

Additionally, ECI will usually supply the base DCME unit as specified by the Company, without the DSPD cards (a key component). Subsequently, as part of the installation and set up of the DCME product at the customer site, the Company or another third party will install the DSPD cards and make customer specific modifications to the configuration of the product as appropriate.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty-One
5. Discretion in supplier selection (weak)

The Company has limited discretion in supplier selection. As per the terms of the agreement, the Company can procure the original products only from ECI. However, it should be noted that the Company can procure used DCME products in the secondary markets, refurbish and sell them without compensation to ECI. The Company has done this on one or more occasions during the periods presented. Nevertheless, while there is a secondary market for used DCME products, this market is limited and thus there is a practical limit on the selection of DCME suppliers by the Company.

6. Involvement in determination of product specifications (strong)

The Company is involved in determination of the product specification and overall product configuration. The Company’s sales team works directly with the customer to determine the nature, type, and specifications of the products ordered by the customer and then instructs ECI to manufacture the product accordingly. Further, the Company has expended research and development efforts for the modification and improvement of the DCME product.

7. Physical loss inventory risk (strong)

Per the terms of the DCME Master Manufacturing and Distribution Agreement, the Company has physical loss inventory risk. The Company takes the title to the product at the shipping point and title is transferred from the Company to the customer upon delivery. Furthermore, upon termination of the DCME Master Manufacturing and Distribution Agreement, all remaining inventory on hand is the responsibility of the Company. The Company estimates that this financial commitment has been less than $500K at any financial period presented.

8. Credit risk (moderate)

The Company ordinarily does not have credit risk as the royalty payment to ECI is made only upon receipt of payment from the customers. However, the practice has been evolved that the Company has taken the credit risk in certain cases where there has been delayed payment, where the terms of payments extends over a long period of time and ECI has requested that the Company obtain credit insurance at the Company’s expense.
67.	Also, considering that ECI provides service and warranty repairs, tell us whether you recognize revenue for such services on a gross or net basis and please explain how you considered EITF 99-19 in your analysis.

We supplementally advise the Staff that the services and warranty repairs performed by ECI on behalf of the Company are limited only to the service and warranty repair obligations of ECI pursuant to their manufacturers’ warranty obligations under the DCME Master Manufacturing
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty-Two
and Distribution Agreement. The compensation to ECI for such services and warranty repairs is included in the royalty that the Company pays ECI for the DCME products. Other than as stated above, ECI does not perform service and warranty repairs on behalf of the Company. Accordingly, no revenues are recognized on either a gross or net basis.

68.	We note that you recognize revenue from sales through indirect sales either on a sell-in or sell-through basis depending on your experience with the individual channel partner. Tell us what factors you use to determine the basis in which to recognize revenue for sales through indirect channels including whether your indirect channel partners have return rights or other rights and warranties. Additionally, where revenue is recognized on a sell-through basis, tell us whether you are notified of the sell-through in the same period that the actual sale took place.

We supplementally advise the Staff that in the Company’s arrangements with its channel partners (usually systems integrators and resellers), the Company will generally recognize revenue upon delivery to the channel partner (i.e. on a sell-in basis). The Company believes that in most circumstances sell-through occurs simultaneously or very shortly after sell-in. The exception is in those instances where the Company has little or no experience in selling its products to a new channel partner, or insufficient favorable experience with an established channel partner. In such cases, revenue is generally recognized on a sell-through basis. The determination as to whether revenue is recognized on a sell-in basis, or sell through basis is made on a case by case basis, taking into account the factors as discussed below.

The Company’s arrangements with its channel partners have the following characteristics:
•	The channel partner does not have the right to return or exchange the product, no price protections or rebates are provided, and no other rights or warranties are provided to the channel partner, other than the ordinary customer warranty;

•	Title and risk of loss passes to the channel partner upon delivery;

•	The price to the channel partner is substantially fixed and determinable at the date of sale;

•	The channel partner payment obligations are not contingent upon the resale of the product;

•	The channel partner’s obligation to the Company is not changed in the event of theft, physical destruction or damage to the product;
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty-Three
•	The channel partner acquiring the product for resale has economic substance apart from that provided by the Company; and

•	The Company does not have significant obligations for future performance to directly bring about the resale of the product by the channel partner.
Generally, all of the above characteristics must be present in the arrangement between the Company and its channel partner to allow revenue to be recognized on a sell-in basis. Otherwise, revenue is generally recognized on a sell-through basis.
Before recognizing revenue on a sell-in basis, the Company also considers its history and overall experience with the channel partner. On a case-by-case basis, the Company will consider other factors such as the following in determining whether to recognize revenue on a sell-in or sell-through basis:
•	Whether the channel partner acts solely for only a limited number of vendors, including the Company, and whether the channel partner markets the products only to a few specific customers. If a channel partner is acting for only a limited number of vendors or serving only a few specific customers, there is an increased risk that the channel partner may later seek concessions, and thus the fee may not be fixed and determinable. This risk may be lessened with a favorable history of business dealings with the channel partner.

•	Whether the channel partner has an established history of successfully selling the product, or other similar products of other vendors. If the channel partner is not successful, there may be an inability to honor a commitment to pay, which could increase the risk that the channel partner may later seek concessions, and thus the fee may not be fixed and determinable. This risk may be lessened by the channel partner establishing a track record of successfully selling the product or other similar products of other vendors.

•	The payment history of the channel partner, and the economic environment in which they operate. Channel partners of the Company are usually international systems integrators or resellers, some of whom operate in difficult economic environments. Further, channel partners are usually private companies and reliable credit information, financial statements and other corporate information is usually not readily available. Accordingly, until the channel partner establishes a favorable payment history with the Company, there is a concern that some of the fees may not be fixed and determinable or collectible. This concern may be lessened with the establishment of a favorable payment history with the Company.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
WWW.COOLEY.COM

Securities and Exchange Commission
December 16, 2006
Page Thirty-Four
In those instances where revenue is recognized on a sell-through basis, typically the channel partner will notify the Company of the sale to the end user (the sell-through sale) in the same period that the actual sale took place.

69.	We note that for certain arrangements VSOE has been established based on stated renewal rates offered to a customer. Tell us what percentage of your customers actually renew at these stated rates. Also, provide the range of typical renewal rates that are stated in your contracts.

The Company supplementally advises the Staff, that for the Company’s customers where VSOE has been established based on the stated renewal rates, 100% of the customers that have chosen to renew have renewed at the stated renewal rate. The range of the stated renewal rates at which the Company’s customers have renewed are from 6% to 17% depending upon the product and size of the customer’s installed base.

70.	We note that for your Secure Communications solutions you have established VSOE for installation and for static trunking solutions, VSOE of installation has not been established. Clarify the reasons you are able to establish VSOE of installation services for certain solutions and not for others.

The Company supplementally advises the Staff that the statement was incorrect. Prior to the beginning of the third quarter of 2006, the Company had not established VSOE in connection with the sale of the Secure Communications solution. Beginning in the third quarter of 2006, the Company has fair value or VSOE for services for its solutions as follows:
DCME bundled solutions: Revenue from the sale of the Company’s DCME product is determined in accordance with SAB 104. When sales of DCME products are bundled with installation services, the hardware and services are accounted for as separate units of accounting as the deliverables meet the separation criteria in EITF Issue No. 00-21. Revenue for each deliverable is recognized in accordance with SAB 104. The Company has established fair value of the installation services portion of the bundled arrangement by analyzing the fees charged by third parties to its customers for the installation of the DCME product.
IP bundled solutions: The sale of the Company’s IP product is determined in accordance with SOP 97-2. The Company has the following types of IP bundled solutions:
o	The Company’s media gateway hardware, when sold in a bundled arrangement, is referred to as a static trunking solution.

o	The Company’s media gateway hardware, when sold in a bundled arrangement that includes the Company’s softswitch module software, is referred to a VoIP solution.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty-Five
o	The Company’s Secure Communications Software, when sold in a bundled arrangement with DCME hardware, it is referred to as a Secure Communications solution.
Beginning in the third quarter of 2006, the Company established VSOE of fair value for engineering services (installation, training and consulting) based on an analysis of engineering services transactions sold on a stand-alone basis. Accordingly, assuming all other revenue recognition criteria are met, revenue is recognized upon delivery of the hardware and software using the residual method in accordance with SOP 97-2.

The disclosure has been revised on page F-11 in response to the comment.

71.	We note that your arrangement fees are generally due within one year or less from the date of delivery or acceptance. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Tell us specifically what your normal payment terms are and whether you offer varying payment terms for different customers. Additionally, tell us whether you have a history of successfully collecting under your normal payment terms without providing any termination charge reimbursements or concessions. In your response, explain how your normal payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 by addressing the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

The Company supplementally advises the Staff that it negotiates payment terms on a customer by customer basis and does not adhere to a standard payment term policy (e.g., net 30 or 60 days). For customers without extended payment terms (1 year or less), the Company has had a history of successfully collecting payments under the negotiated terms without providing any termination charge reimbursement or concessions.

The Company’s IP networks, once implemented, are the critical revenue generating systems for the customer’s business operations. As a result, customers who purchase the Company’s IP networks (softswitches and media gateways) become dependent upon the Company’s maintenance support. This inherently reduces the probability that concessions will be made once the networks are revenue producing systems for its customers since the Company becomes a critical vendor to sustaining customer operations.

The Company has not granted concessions to customers by reducing the fees, reducing the terms of payments, or allowing returns of product not in accordance with the signed contracts. For customers who implement the IP networks, it is commonplace to have payment terms up to one year. The payment terms of up to one year are generally based upon acceptance of the IP network, shipment of product or time based on the issuance of the contract.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
WWW.COOLEY.COM

Securities and Exchange Commission
December 16, 2006
Page Thirty-Six
The Company has had a limited number of arrangements where the payment terms have extended beyond one year. In several instances, the Company experienced collectibility issues and has, for this reason, not been able to establish a reliable history of successfully collecting payments on arrangements where the payment terms have extended beyond one year. When the payment term extends beyond the Company’s customary terms, the Company does not consider the arrangement fee to be fixed and determinable.

For the IP networks sold through reseller arrangements, there is typically a binding sales agreement with the end user. As a result, we have not experienced problems in collecting payment since the reseller is not dependent upon finding a customer to pay the Company. The Company also has not experienced returns or the need to credit a portion of the original fee to the resellers because of these binding arrangements via the sell-through method of accounting. The Company does not currently have any arrangements that require rebates or other estimates via the reseller that calls into question whether the fees are fixed or determinable and collectible.
(v) Net Loss Allocable to Common Stockholders Per Share, page F-I9
72.	We note that you have redeemable convertible preferred stock. Tell us how you considered EITF 03-06 in determining whether the Company’s convertible preferred stock should be considered a participating security for the purpose of computing earnings per share. Revise your disclosures to include a discussion of EITF 03-06 and its impact on the Company’s earnings per share calculations.

We supplementally advise the Staff that in accordance with paragraph 2 of EITF 03-06 we considered only Series C convertible preferred stock to be participating securities as this is the only series of preferred stock that may participate in dividends with common stock.

As the Series C preferred stock is convertible into common stock, in accordance with Topic D-95 these participating securities should be included in the computation of basic earnings per share (EPS) if the effect is dilutive. As the Company is in a net loss position for all periods presented, we considered Issue 5 paragraph 19 of EITF 03-06 in the calculation of basic EPS. As Series C holders do not have a contractual obligation to
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty-Seven
share in the Company’s losses, as defined in paragraph 18, and as their effect is anti-dilutive, these preferred stock are excluded from the computation of basic EPS.

We considered SFAS 128 in the calculation of diluted EPS and concluded that as the effect of including the as converted Series C preferred is anti-dilutive, they should be excluded from the computation.

We further note that the Series C convertible preferred stock is automatically converted into shares of common stock upon a qualified IPO.

The disclosure has been revised on page F-19 in response to the comment.
Note 13. Stock Option Plans, page F-30
73.	We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SPAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In this regard, your current disclosures do not appear to include the all of the disclosures required under paragraphs A240(c)(2), A240(d)(1) and A240(e)(2)(d) of SFAS No. 123(R). Please advise and revise your disclosures as applicable.

The Company has modified its disclosure in the financial statements to comply with all applicable requirements of SFAS 123(R) and SAB 107.
Note 14. Segment and Geographic Information, page F-32
74.	Tell us how you considered disclosing revenue earned by product (i.e. static trunking solutions, VolP solutions, Secure Communications solutions) for each year presented as noted in paragraph 37 of SFAS I31.

The Company has evaluated the enterprise wide disclosures with respect to the requirements under paragraph 37 for revenue by product and believe that the disclosure on the income statement is sufficient for disclosing revenue by product. The Company has determined in the exercise of its judgment that the DCME, VOIP and services reflect the appropriate level of detail and are consistent with disclosing revenue by groups of similar products as required by paragraph 37.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Securities and Exchange Commission
December 16, 2006
Page Thirty-Eight
Note 15. Factoring, page F-33
75.	We note you sell trade receivables to financial institutions and that the control and risk of those trade receivables were fully transferred in accordance with SFAS 140. Given the significance of the sales of your accounts receivables, expand your disclosure to discuss how you structured these transactions to qualify for sale accounting and tell us how you considered paragraph 8 of APB 22 in disclosing your accounting policy for sales of your accounts receivables.

The Company has expanded its disclosure on page F-34 to discuss how it structures its sale of financial assets and included its accounting policy for the sales of financial assets on page F-19.
Part II– Information Not Required in Prospectus
Signatures
76.	Please have the principal accounting officer sign in this capacity.

In response to the comment, the principal accounting officer has signed in such capacity.
Exhibits
77.	Please provide the form of legality opinion with the next amendment so that we can review it and provide comments, if any, at the earliest practicable date.

In response to the comment, we supplementally provide the Staff with the form of opinion that we intend to file in a future amendment of the registration statement and have attached it as Exhibit C to this letter.
The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.
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Securities and Exchange Commission
December 16, 2006
Page Thirty-Nine
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.

Sincerely,

/s/ James F. Fulton, Jr.

James F. Fulton, Jr.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400
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Exhibit A
To be Delivered to the SEC via Hardcopy

Exhibit B
Option Grants
STOCK OPTIONS AND AWARDS GRANTED
FROM 7/1/2005 TO 12/8/2006

Grant	ISO			Shares	Fair value of	Option Exercise
Date	NQ	Plan	Shares	Sub total	Common stock	Price
10/11/2006	ISO	2001	1,500		$3.09	$3.09
10/11/2006	ISO	2001	10,000		$3.09	$3.09
10/11/2006	ISO	2001	3,000		$3.09	$3.09
10/11/2006	ISO	2001	8,000		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,000		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	NQ	2003	17,500		$3.09	$3.09
10/11/2006	NQ	2003	17,500		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	30,000		$3.09	$3.09
10/11/2006	NQ	2003	25,000		$3.09	$3.09
10/11/2006	ISO	2001	40,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	20,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09

Grant	ISO			Shares	Fair value of	Option Exercise
Date	NQ	Plan	Shares	Sub total	Common stock	Price
10/11/2006	ISO	2001	50,000		$3.09	$3.09
10/11/2006	ISO	2001	20,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	25,000		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	20,000		$3.09	$3.09
10/11/2006	NQ	2003	25,000		$3.09	$3.09
10/11/2006	NQ	2003	5,000		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	17,500		$3.09	$3.09
10/11/2006	ISO	2001	17,500		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	30,000		$3.09	$3.09
10/11/2006	ISO	2001	25,000		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	1,200		$3.09	$3.09
10/11/2006	ISO	2001	800		$3.09	$3.09
10/11/2006	ISO	2001	15,000		$3.09	$3.09
10/11/2006	ISO	2001	5,000	855,300	$3.09	$3.09
5/8/2006	ISO	2001	75,000		$3.09	$0.90
5/8/2006	NQ	2003	150,000		$3.09	$0.90
5/8/2006	NQ	2003	175,000		$3.09	$0.90
5/8/2006	NQ	2003	150,000		$3.09	$0.90
5/8/2006	NQ	2001	45,553		$3.09	$0.90
5/8/2006	ISO	2001	129,447		$3.09	$0.90
5/8/2006	ISO	2001	124,000		$3.09	$0.90
5/8/2006	NQ	2003	150,000	999,000	$3.09	$0.90
4/25/2006	ISO	2001	50,000		$3.09	$0.90
4/25/2006	ISO	2001	20,000		$3.09	$0.90
4/25/2006	ISO	2001	8,000		$3.09	$0.90
4/25/2006	ISO	2001	8,000		$3.09	$0.90
4/25/2006	ISO	2001	12,000		$3.09	$0.90
4/25/2006	ISO	2001	8,000		$3.09	$0.90
4/25/2006	ISO	2001	7,000		$3.09	$0.90
4/25/2006	ISO	2001	5,000		$3.09	$0.90
4/25/2006	ISO	2001	25,000		$3.09	$0.90
4/25/2006	ISO	2001	10,000		$3.09	$0.90
4/25/2006	ISO	2001	5,000		$3.09	$0.90

Grant	ISO			Shares	Fair value of	Option Exercise
Date	NQ	Plan	Shares	Sub total	Common stock	Price
4/25/2006	ISO	2001	6,000		$3.09	$0.90
4/25/2006	ISO	2001	5,000		$3.09	$0.90
4/25/2006	ISO	2001	20,000		$3.09	$0.90
4/25/2006	ISO	2001	1,000		$3.09	$0.90
4/25/2006	ISO	2001	15,000		$3.09	$0.90
4/25/2006	ISO	2001	10,000		$3.09	$0.90
4/25/2006	ISO	2001	7,000		$3.09	$0.90
4/25/2006	NQ	2003	4,500		$3.09	$0.90
4/25/2006	NQ	2003	2,500		$3.09	$0.90
4/25/2006	NQ	2003	2,000		$3.09	$0.90
4/25/2006	NQ	2003	800		$3.09	$0.90
4/25/2006	NQ	2003	4,000		$3.09	$0.90
4/25/2006	NQ	2003	4,000		$3.09	$0.90
4/25/2006	NQ	2003	4,000		$3.09	$0.90
4/25/2006	NQ	2003	2,400		$3.09	$0.90
4/25/2006	NQ	2003	8,000		$3.09	$0.90
4/25/2006	NQ	2003	8,000		$3.09	$0.90
4/25/2006	NQ	2003	4,000		$3.09	$0.90
4/25/2006	NQ	2003	12,500		$3.09	$0.90
4/25/2006	ISO	2001	4,000		$3.09	$0.90
4/25/2006	NQ	2003	2,000		$3.09	$0.90
4/25/2006	NQ	2003	4,000		$3.09	$0.90
4/25/2006	NQ	2003	8,000		$3.09	$0.90
4/25/2006	NQ	2003	5,500		$3.09	$0.90
4/25/2006	NQ	2003	4,000		$3.09	$0.90
4/25/2006	NQ	2003	7,500		$3.09	$0.90
4/25/2006	ISO	2001	10,000		$3.09	$0.90
4/25/2006	ISO	2001	7,000		$3.09	$0.90
4/25/2006	ISO	2001	7,000		$3.09	$0.90
4/25/2006	ISO	2001	10,000		$3.09	$0.90
4/25/2006	ISO	2001	18,000		$3.09	$0.90
4/25/2006	ISO	2001	8,000		$3.09	$0.90
4/25/2006	ISO	2001	10,000	383,700	$3.09	$0.90
11/17/2005	NQ	2003	4,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	6,000		$0.77	$0.81
11/17/2005	NQ	2003	3,000		$0.77	$0.81
11/17/2005	NQ	2003	3,000		$0.77	$0.81
11/17/2005	NQ	2003	9,000		$0.77	$0.81
11/17/2005	NQ	2003	2,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	2,750		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	8,000		$0.77	$0.81
11/17/2005	NQ	2003	3,000		$0.77	$0.81
11/17/2005	NQ	2003	6,500		$0.77	$0.81
11/17/2005	NQ	2003	4,000		$0.77	$0.81
11/17/2005	NQ	2003	8,000		$0.77	$0.81
11/17/2005	NQ	2003	9,000		$0.77	$0.81
11/17/2005	NQ	2003	7,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81

Grant	ISO			Shares	Fair value of	Option Exercise
Date	NQ	Plan	Shares	Sub total	Common stock	Price
11/17/2005	NQ	2003	3,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	6,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	8,000		$0.77	$0.81
11/17/2005	NQ	2003	6,500		$0.77	$0.81
11/17/2005	NQ	2003	10,000		$0.77	$0.81
11/17/2005	NQ	2003	7,000		$0.77	$0.81
11/17/2005	NQ	2003	18,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	9,000		$0.77	$0.81
11/17/2005	NQ	2003	6,000		$0.77	$0.81
11/17/2005	NQ	2003	4,000		$0.77	$0.81
11/17/2005	NQ	2003	9,000		$0.77	$0.81
11/17/2005	NQ	2003	20,000		$0.77	$0.81
11/17/2005	NQ	2003	9,000		$0.77	$0.81
11/17/2005	NQ	2003	5,000		$0.77	$0.81
11/17/2005	NQ	2003	4,000		$0.77	$0.81
11/17/2005	NQ	2003	6,000		$0.77	$0.81
11/17/2005	NQ	2003	12,000		$0.77	$0.81
11/17/2005	NQ	2003	7,000		$0.77	$0.81
11/17/2005	NQ	2003	12,500		$0.77	$0.81
11/17/2005	NQ	2003	2,750		$0.77	$0.81
11/17/2005	NQ	2003	3,000		$0.77	$0.81
11/17/2005	NQ	2003	40,000		$0.77	$0.81
11/17/2005	NQ	2003	9,000		$0.77	$0.81
11/17/2005	ISO	2001	6,000		$0.77	$0.81
11/17/2005	ISO	2001	7,000		$0.77	$0.81
11/17/2005	ISO	2001	6,000		$0.77	$0.81
11/17/2005	ISO	2001	2,000		$0.77	$0.81
11/17/2005	ISO	2001	2,000		$0.77	$0.81
11/17/2005	ISO	2001	3,000		$0.77	$0.81
11/17/2005	ISO	2001	5,300		$0.77	$0.81
11/17/2005	ISO	2001	4,000		$0.77	$0.81
11/17/2005	ISO	2001	10,000		$0.77	$0.81
11/17/2005	ISO	2001	1,500		$0.77	$0.81
11/17/2005	ISO	2001	2,000		$0.77	$0.81
11/17/2005	ISO	2001	2,200		$0.77	$0.81
11/17/2005	ISO	2001	5,100		$0.77	$0.81
11/17/2005	ISO	2001	20,000		$0.77	$0.81
11/17/2005	ISO	2001	4,000		$0.77	$0.81
11/17/2005	ISO	2001	4,000		$0.77	$0.81
11/17/2005	ISO	2001	1,500		$0.77	$0.81
11/17/2005	ISO	2001	5,100		$0.77	$0.81
11/17/2005	ISO	2001	4,000		$0.77	$0.81
11/17/2005	ISO	2001	4,000		$0.77	$0.81
11/17/2005	ISO	2001	4,000		$0.77	$0.81
11/17/2005	ISO	2001	12,500		$0.77	$0.81
11/17/2005	ISO	2001	3,000		$0.77	$0.81
11/17/2005	ISO	2001	2,000		$0.77	$0.81
11/17/2005	ISO	2001	5,000		$0.77	$0.81

Grant	ISO			Shares	Fair value of		Exercise
Date	NQ	Plan	Shares	Sub total	Common stock		Price
11/17/2005	ISO	2001	10,000		$0.77		$0.81
11/17/2005	ISO	2001	20,000		$0.77		$0.81
11/17/2005	ISO	2001	280,000		$0.77		$0.81
11/17/2005	NQ	2003	10,000		$0.77		$0.81
11/17/2005	NQ	2003	8,000		$0.77		$0.81
11/17/2005	NQ	2003	8,000		$0.77		$0.81
11/17/2005	NQ	2003	5,000		$0.77		$0.81
11/17/2005	NQ	2003	10,000		$0.77		$0.81
11/17/2005	NQ	2003	2,000		$0.77		$0.81
11/17/2005	NQ	2003	2,500		$0.77		$0.81
11/17/2005	NQ	2003	800		$0.77		$0.81
11/17/2005	ISO	2001	5,000		$0.77		$0.81
11/17/2005	ISO	2001	25,000		$0.77		$0.81
11/17/2005	ISO	2001	25,000		$0.77		$0.81
11/17/2005	ISO	2001	25,000		$0.77		$0.81
11/17/2005	ISO	2001	8,000		$0.77		$0.81
11/17/2005	ISO	2001	25,000		$0.77		$0.81
11/17/2005	ISO	2001	15,000		$0.77		$0.81
11/17/2005	ISO	2001	10,000		$0.77		$0.81
11/17/2005	ISO	2001	70,000		$0.77		$0.81
11/17/2005	ISO	2001	20,000		$0.77		$0.81
11/17/2005	ISO	2001	10,000		$0.77		$0.81
11/17/2005	ISO	2001	2,000		$0.77		$0.81
11/17/2005	ISO	2001	3,000		$0.77		$0.81
11/17/2005	ISO	2001	10,000		$0.77		$0.81
11/17/2005	ISO	2001	3,000		$0.77		$0.81
11/17/2005	ISO	2001	6,500		$0.77		$0.81
11/17/2005	ISO	2001	10,000		$0.77		$0.81
11/17/2005	ISO	2001	2,000		$0.77		$0.81
11/17/2005	ISO	2001	6,000		$0.77		$0.81
11/17/2005	ISO	2001	2,000		$0.77		$0.81
11/17/2005	ISO	2001	5,100		$0.77		$0.81
11/17/2005	ISO	2001	5,000		$0.77		$0.81
11/17/2005	ISO	2001	20,000		$0.77		$0.81
11/17/2005	ISO	2001	8,000		$0.77		$0.81
11/17/2005	ISO	2001	20,000		$0.77		$0.81
11/17/2005	ISO	2001	20,500		$0.77		$0.81
11/17/2005	ISO	2001	4,000		$0.77		$0.81
11/17/2005	ISO	2001	2,500		$0.77		$0.81
11/17/2005	ISO	2001	10,000		$0.77		$0.81
11/17/2005	ISO	2001	6,200		$0.77		$0.81
11/17/2005	ISO	2001	7,000		$0.77		$0.81
11/17/2005	ISO	2001	2,000		$0.77		$0.81
11/17/2005	ISO	2001	4,000		$0.77		$0.81
11/17/2005	ISO	2001	14,000		$0.77		$0.81
11/17/2005	NQ	2003	3,000	1,222,300	$0.77		$0.81

			3,460,300	3,460,300

				Hi	$3.09	Hi	$3.09
				Avg	$2.28	Avg	$1.41
				Lo	$0.81	Lo	$0.81

Exhibit C
Form of 5.1 Opinion
December [•], 2006
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131
Dear Ladies and Gentlemen:
     You have requested our opinion with respect to certain matters in connection with the filing by Veraz Networks, Inc., a Delaware corporation (the “Company”), of a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission covering an underwritten public offering of up to [•] shares of common stock, par value $0.001, which includes up to [•] shares to be sold by the Company, including [•] for which the underwriters have been granted an over-allotment option (the “Company Shares”), and up to [•] shares to be sold by certain selling stockholders, including [•] shares for which the underwriters have been granted an over-allotment option.
In connection with this opinion, we have examined and relied upon the Registration Statement and related Prospectus, the Company’s Amended and Restated Certificate of Incorporation, as amended to date, and Amended and Restated Bylaws, as currently in effect, and the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not sought to independently verify such matters. Our opinion is expressed only with respect to the laws of the State of Delaware.
     On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Company Shares, when sold and issued in accordance with the Registration Statement and related Prospectus, will be validly issued, fully paid and non-assessable.
     We consent to the reference to our firm under the caption “Legal Matters” in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.
     Sincerely,
     Cooley Godward Kronish llp

By:
James F. Fulton, Jr.